Exhibit 1

Buenos Aires, February 10, 2012

Mr. President
Comisión Nacional de Valores
Dr. Alejandro Vanoli
S           /           D

Re: Relevant Event. Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) announces amendment to share transfer agreement.

Dear Sirs:

I hereby address the Comisión Nacional de Valores in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. ("EDENOR"), to report that in the meeting held on February 8, 2012, the Board of Directors of EDENOR approved an amendment to the Offer Letter No. 140,911, dated September 14, 2011 (the “Offer Letter”) and to the Amendments dated December 15, 2011 and December 29, 2011 (the “Amendments”), each of Andes Energía Argentina S.A. (“Andes”), pursuant to which such company made an offer to EDENOR to acquire a purchase option for 78.44% of the share interest that EDENOR indirectly holds in Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”).

In accordance with the approved amendment, the deadline for Andes to make the payment and to exercise the option contemplated in item (i) of the Amendments was extended until March 31, 2012. Until such time as Andes makes the payment and exercises the option, EDENOR shall be entitled to freely sell or assign, or to cause the sale or assignment, to any third party of a portion or all of the shares subject to the transaction and/or the rights on such shares. In case of a sale to a third party, Andes will not be entitled to exercise the option or be responsible to make any payment, and there will be no liability from either EDENOR or Andes.

All other terms and conditions of the Offer Letter and the Amendments that have not been expressly amended shall remain in full force and effect.

Yours sincerely,

Diego Manuel Allegue Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327